Exhibit 99.1

Press Release

Sanofi-aventis	Merck	Schering-Plough
Media Contact :	Media Contact :	Media Contact :
Jean-Marc Podvin	David Caouette	Fred Malley
+33 1 53 77 44 50	(908) 423 34 61	(908) 298-7428

Investor Contact :	Investor Contact :	Investor Contact :
Sébastien Martel	Eva Boratto	Janet Barth
+33 1 53 77 45 45	(908) 423-5185	(908) 298-7436

CONFERENCE CALL & WEBCAST Sanofi-aventis will host a conference call today, Thursday July 30, 2009 at 7:45 a.m. CET See details for the conference call at the end or the release.

Sanofi-aventis to Acquire Merck’s Interest in Merial

Agreement includes option for sanofi-aventis to combine Merial with

Intervet/Schering-Plough Animal Health in new equally owned joint venture with the new Merck

Future joint venture would be a global leader in animal health

PARIS, FRANCE, WHITEHOUSE STATION, NJ and KENILWORTH, N.J. - July 30, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Merck & Co., Inc. (NYSE: MRK) today announced that the companies have signed a definitive agreement under which Merck will sell its 50 percent interest in the companies’ current animal health joint venture, Merial Limited (Merial), to sanofi-aventis for $4 billion (US) in cash. Formed in 1997, Merial is a leading animal health company that is a 50/50 joint venture between Merck and sanofi-aventis. Following the close of the transaction, sanofi-aventis will own 100 percent of Merial.

Sanofi-aventis said the acquisition price values Merial on the basis of 3.0 x 2008 sales and 10.2 x 2008 earnings before interest and taxes (EBIT). The acquisition is expected to be accretive to sanofi-aventis’ adjusted net income from the first year.

In addition to the Merial agreement, Merck, sanofi-aventis and Schering-Plough announced the signing of a call option agreement. Under the terms of the call option agreement, following the closing of the Merck/Schering-Plough merger, sanofi-aventis would have an option to combine the Intervet/Schering-Plough Animal Health business with Merial to form an animal health joint venture that would be owned equally by the new Merck and sanofi-aventis.

“These agreements should enable us to proceed expeditiously with the closing of our merger with Schering-Plough in the fourth quarter as planned, and also gain an outstanding animal health business through Intervet/Schering-Plough Animal Health,” said Richard T. Clark, Merck chairman, president and chief executive officer. “We are pleased that our long-time partner sanofi-aventis will purchase Merck’s interest in Merial, the successful joint venture we built together,” he added. “We look forward to the potential opportunity to bring together the strong animal health businesses of sanofi-aventis and the new Merck.”

Commenting on these agreements, Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis said: “We are pleased with the acquisition of Merial, a major global player in animal heath, and the possibility of combining Merial and Intervet/Schering-Plough’s complementary businesses. The combination would create a new leader in this USD 19 billion global animal health market, supporting our vision of a global diversified healthcare leader. In an environment of increasing complexity, I am convinced that alliances have an important place and I look forward to the prospect of further partnering with the new Merck in animal health to build on our longstanding relationship.”

The sale of Merck’s interest in the Merial joint venture is subject to clearance by the European antitrust authorities. Merck said it anticipates completing the transaction before its planned merger with Schering-Plough is finalized, which is expected to occur during the fourth quarter of 2009. Following the close of Merck’s merger with Schering-Plough, sanofi-aventis would have an opportunity to conduct due diligence before any exercise of its call option to form the new joint venture.

As part of the call option agreement, the value of Merial has been fixed at $8 billion (US). The minimum total value received by the new Merck and its affiliates by contributing Intervet/Schering-Plough to the combined entity would be $9.25 billion (US), consisting of a floor valuation of Intervet/Schering-Plough of $8.5 billion (US) (subject to potential upward revision based on a valuation exercise by the two parties) and an additional payment of $750 million (US). Based on the valuation exercise of Intervet/Schering-Plough and customary transaction adjustments, if Merial and Intervet/Schering-Plough are combined, a true-up payment would be paid to establish a 50/50 joint venture with equal ownership between the new Merck and sanofi-aventis.

Any formation of a new animal health joint venture with sanofi-aventis is subject to customary closing conditions including antitrust review in the United States and Europe.

Between September 30, 2009 and the closing of the merger between Merck and Schering-Plough, the agreements provide Merck with certain rights to terminate the option for a fee of $400 million or $600 million (US).

The companies said Merial and Intervet/Schering-Plough Animal Health will continue to operate independently until the closing of any potential combination of Merial and Intervet/Schering-Plough Animal Health.

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About Merck

Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The Company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service. For more information, visit www.merck.com.

About Sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Schering-Plough

Schering-Plough is an innovation-driven, science-centered global health care company. Through its own biopharmaceutical research and collaborations with partners, Schering-Plough creates therapies that help save and improve lives around the world. The company applies its research-and-development platform to human prescription, animal health and consumer health care products. Schering-Plough’s vision is to “Earn Trust, Every Day” with the doctors, patients, customers and other stakeholders served by its colleagues around the world. The company is based in Kenilworth, N.J., and its Web site is www.schering-plough.com.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 5,700 people and operates in more than 150 countries worldwide. Merial Limited is a joint venture between Merck & Co., Inc. and sanofi-aventis. For more information, please see www.merial.com.

Forward Looking Statements by Sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Forward Looking Statements by Schering-Plough

This communication also includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, the timing and completion of the sale of Merck’s interest in Merial to sanofi-aventis, the exercise of sanofi-aventis’s call option, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s and Schering-Plough’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Schering-Plough or Merck stockholders to approve the merger; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the ability to obtain governmental approvals of the sale of Merck’s interest in Merial to sanofi-aventis; and the failure of sanofi-aventis to exercise the call option. Schering-Plough undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Schering-Plough’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, the merger proxy statement/prospectus filed June 25, 2009, and Schering-Plough’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements by Merck

This communication also includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s and Schering-Plough’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the actual terms of the financing required for the merger and/or the failure to obtain such financing; the failure of Schering-Plough or Merck stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2008 Annual Report on Form 10-K, Current Report on Form 8-K filed on June 22, 2009, Merck’s other filings with the Securities and Exchange Commission (the “SEC”) available at the SEC’s Internet site (www.sec.gov).

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CONFERENCE CALL & WEBCAST

Sanofi-aventis will host a conference call today, Thursday July 30, 2009 at 7:45 a.m. CET

Call-in numbers:

France: +33 (0)1 72 26 06 12

UK: +44 (0)161 601 8918

Replay:

France: +33 (0)1 72 28 01 49

UK: +44 (0)207 075 3214

USA: +1 866 828 2261

Access code: 296292#

Replay available until August 9, 2009

The presentation and a webcast of the conference call will be available on our website: www.sanofi-aventis.com.

The presentation will be followed by a Q&A session.

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